Exhibit 1

FOR IMMEDIATE RELEASE

Obsidian Finance Group and The Campbell Group Reaffirm Acquisition
Proposal and Announce Intent to Solicit Shareholder Support for

Special Shareholder Meeting

Firms Respond to Latest Rejection of $26 Per Share All-Cash Offer

Solicitation Materials Will Be Filed Shortly

PORTLAND, OREGON – APRIL 18, 2006 – Obsidian Finance Group, LLC, a private equity firm, together with The Campbell Group, LLC, a timber investment management company, today commented on Longview Fibre Company’s (NYSE: LFB) latest rejection of their offer to acquire the Company for $26 per share in cash.

Obsidian senior principal David Brown said, “At no time in the four months since we first approached Longview Fibre with our $26 cash offer, a 36% premium to the unaffected price, has Longview’s management or board been willing to meet or talk with us directly about our proposal. Instead, Longview Fibre has permitted us to have only limited conversations with its advisors. We have been patient and worked diligently through the advisors to address all questions, while reiterating our interest and the benefits of our proposal in a series of letters sent to the Chairman and members of the Board (see attached). Longview and its advisors have not constructively responded or replied to any of our letters.”

Brown continued, “Simply put, we are ready to complete this transaction cleanly and quickly, and believe the assertions made by Longview Fibre to the contrary in its press release and shareholder presentation regarding our proposal are disingenuous at best. As we have demonstrated to Longview, together with The Campbell Group, we have the necessary equity capital committed to complete this transaction and JPMorgan remains highly confident with respect to the debt financing. We have requested only confirmatory due diligence that we could complete in four weeks and would have completed long ago if Longview Fibre had only permitted us to proceed.”

“We are committed to this transaction, and believe that Longview shareholders agree that our all-cash proposal would offer higher – and more certain and immediate – value to shareholders than the Company’s new and untested business plan, which seemingly was devised only in response to our offer. We intend to ask Longview shareholders to call on the Company to hold a special shareholder meeting to discuss our proposal and demand that Longview meet with us – and any other potential buyers of Longview – to discuss in good faith any and all offers to acquire Longview. We plan to file appropriate solicitation materials and request that Longview provide us with a complete shareholder list. We believe it is time for the true owners of the company – the shareholders – to have an opportunity to weigh in on the immediate and significant value being offered to them.”

Under Longview’s bylaws the Company is required to hold a special shareholder meeting upon receipt of demands from shareholders representing at least 10 percent of the Company’s outstanding shares.

* * *

About Obsidian Finance Group

Obsidian Finance Group, LLC, is a private equity group bringing a multi-disciplinary approach to finding and creating value through solving difficult and complex financial problems. Obsidian typically brings capital as well as creativity in the search for the optimal solution. For more information on Obsidian, please go to www.obsidianfinance.com.

About the Campbell Group

The Campbell Group, LLC, is a vertically integrated, full-service timberland investment advisory firm founded in 1981 to acquire and manage timberland for investors. The Campbell Group is one of the largest timber investment managers in the world with more than $2 billion of equity commitments available for additional timberland investments. More information is available at www.campbellgroup.com.

In connection with the solicitation of demands with respect to a special meeting of stockholders of Longview Fibre, Inc. or related agent designations, Obsidian Finance Group, LLC and The Campbell Group, LLC will file with the Securities and Exchange Commission a solicitation statement, which security holders are advised to read as it will contain important information. Security holders will be able to obtain a free copy of such statement (when available) and other relevant documents filed with the SEC from the SEC website at www.sec.gov. Such statement will also, when available, be provided for free upon request to security holders by Obsidian and Campbell.

Information concerning Obsidian, Campbell and certain of the officers and employees of Obsidian and Campbell, each of whom may be deemed to be a participant in a solicitation by Obsidian and Campbell of demands or agent designations with respect to a special meeting of Longview stockholders, including a description of their direct and indirect interests, by security holdings or otherwise, in the matters to be acted upon at such meeting, may be found in a Schedule 14A to be filed pursuant to Rule 14a-12 by Obsidian and Campbell on April 18, 2006. Copies of this Schedule 14A will be available on April 18, 2006 from the SEC website at www.sec.gov.

Media Contacts:
Drew Brown Citigate Sard Verbinnen 212-687-8080	Kelly O’Brien Hubbell Communications 503-796-3013

Investor Contact:
Daniel Burch/ Lawrence Dennedy MacKenzie Partners, Inc. 212-929-5500

Full text of the letters referenced above are attached and also available at www.obsidianfinance.com.

Obsidian Finance Group, LLC 10260 SW Greenburg Road, Suite 1150 Portland, Oregon 97223 503-245-8800	The Campbell Group, LLC One S.W. Columbia, Suite 1700 Portland, Oregon 97258 503-275-9675

March 20, 2006

Mr. Richard H. Wollenberg

Chairman, Chief Executive Officer and President

Longview Fibre Company

300 Fibre Way

Longview, Washington 98632

Dear Mr. Wollenberg:

We wish to focus our collective energies on the very positive nature of our proposal and request that you invite us to discuss a due diligence work plan. We believe it is in Longview Fibre’s best interests to allow us to proceed with our diligence review for several reasons.

•

Immediate Value to Shareholders. Our proposal was designed to offer a significant value alternative to your shareholders. Your shareholders have found our cash offer of $26 per share to be very attractive.

•

Commitment to the Region. We are two well-respected Northwest companies, with longstanding ties to the region and the timber industry. We are not just financial players, but strong believers in your businesses and the communities of which they are a part. We plan to manage the Longview forests responsibly on a long-term, sustainable basis and provide your manufacturing operations with the flexibility and support they require to maintain their competitiveness and grow their business.

•

Impact on Stakeholders. We understand the importance of your businesses within their communities. We have carefully considered how a transaction may affect your employees and other stakeholders and contemplate maintaining, to a significant degree, the status quo. We are prepared to have an open dialog with all of Longview Fibre’s stakeholders, as their input will be essential in achieving this goal.

•

Ready to Go. We have completed our preparation for the proposed transaction and are in a position to move very quickly. We need just four weeks to complete our diligence process, simultaneously discuss with you the merits of our proposal and undertake negotiations on a merger agreement. In other words, assuming that process begins without delay and with your cooperation, our proposal could result in a definitive agreement or be withdrawn before the end of April. A more public process for the sale of Longview Fibre would be disruptive to the employees, suppliers and customers and will likely result in several of your competitors conducting diligence and looking over the company’s books and records. A more public process, if begun, generally cannot be stopped, will likely take many months to complete, and could result in a diminution of value.

•

No Commitment by Longview Fibre. We are not asking you to commit to our proposal at this time. If, after our discussions and diligence have concluded, you and your Board of Directors determine that it would not be in your shareholders’ best interests to enter into an agreement with us, you will have lost very little time and will be free to proceed with other alternatives, including the REIT conversion process.

•

Your Shareholders Want to Know. We are certain your shareholders want to know whether we are prepared to commit to purchase the company’s shares at the price we offered. That question cannot be answered satisfactorily unless we have the opportunity to conduct diligence. Refusing to allow us to conduct diligence will not resolve the shareholder’s concerns.

We anticipate the merger agreement will have a customary fiduciary clause, meaning that the company can terminate the merger with us if a higher and better offer is received. As evidence of our good faith, we will agree to refrain from making any public communication regarding our proposal during a cooperative diligence process. We are confident that our offer of $26 per share will not be reduced as a result of the diligence process. However, if at the end of such a process, we are unable to confirm our price of $26 per share (assuming our assumptions on transaction expenses and income tax basis that we have shared with your advisers are correct) and you determine to proceed with the REIT conversion, we will commit to withdraw our proposal and not make any further public offer for at least 12 months. We would, of course, be free to participate in any other process that you may establish.

We would be grateful for a prompt response and a meeting among principals.

This letter does not constitute or create any commitment, undertaking or other binding obligation or limitation on the part of any person in any respect. Only those obligations set forth in definitive agreements will be binding upon the parties.

We would be happy to answer any further questions about our proposal. Please direct any questions to David Brown or Kevin Padrick at Obsidian (503-542-8866 or 8870). Feel free to contact Philip Cavatoni at JPMorgan (312-541-3642) or Obsidian’s legal counsel, Chris Austin at Cleary Gottlieb Steen & Hamilton LLP (212-225-2434), to discuss our proposal.

Very truly yours,

OBSIDIAN FINANCE GROUP, LLC David W. Brown Senior Principal	THE CAMPBELL GROUP, LLC John S. Gilleland President

Cc:	Kevin Guidotti
Andrew Bednar
Rodd Schreiber, Esq.

Obsidian Finance Group, LLC 10260 SW Greenburg Road, Suite 1150 Portland, Oregon 97223 503-245-8800	The Campbell Group, LLC One S.W. Columbia, Suite 1700 Portland, Oregon 97258 503-275-9675

March 30, 2006

Mr. Richard H. Wollenberg

Chairman, Chief Executive Officer and President

Longview Fibre Company

300 Fibre Way

Longview, Washington 98632

Dear Mr. Wollenberg:

As expressed in the recent emails to you, we are pleased that Longview Fibre Company has announced that its Board is continuing to consider our proposal. While we would prefer to proceed on an exclusive basis, we are confident that our proposal represents compelling immediate value for your shareholders, and we remain committed to it. We remain available to meet directly with you and the Board to answer questions and to proceed immediately with the diligence steps necessary to confirm our proposal, even if Longview Fibre is simultaneously seeking other offers. For a number of reasons, we believe that allowing us to begin diligence now is in the best interests of Longview Fibre and its shareholders, employees, customers, and suppliers.

•

Reduction of Risk. The passage of time creates risk that shareholders will not receive full value for their investment. The uncertainty caused by a lengthy sale process may diminish the value of Longview Fibre. If operating results suffer in a lengthy sale process, the process may never be completed or may result in a lower price. This would be a significant disappointment to shareholders, particularly those who have purchased their shares recently. We are prepared to begin our due diligence at once and, with your cooperation, to complete it in 30 days. We have completed much of our analysis and have arranged for financing. We believe we can act faster than other potential bidders. And we are not merely a potential bidder. We are ready to act.

•

Immediate Value. Our proposal would result in a prompt cash payment to shareholders. Other alternatives available to Longview Fibre almost certainly will take longer and may be more complicated and less attractive than our proposal.

•

No Exclusivity. Dealing with us and pursuing other alternatives are not mutually exclusive alternatives. By proceeding with us, Longview Fibre can reduce risk while retaining its ability to pursue other options. Longview Fibre can communicate with other potential bidders while we conduct due diligence and negotiate definitive agreements. We also anticipate that any definitive merger agreement will have a customary fiduciary clause allowing Longview Fibre to terminate the offer if a higher and better offer is received. The risks inherent in delay can be avoided, and any potential benefit of other alternatives preserved, by moving ahead now.
•

Resolution of Uncertainty. We are confident that action now will lead to a successful and prompt transaction with us. This will minimize both the disruption to employees, suppliers, and customers inherent in a lengthy bidding process and the potential for adverse side effects of due diligence by competitors.

This letter supplements our proposal made in the letter to you dated March 20, 2006.

We renew our prior requests for a meeting among principals. We believe your shareholders want and deserve prompt action by management and the board of directors. We are ready to meet at once to discuss how to proceed in a way that best serves and protects the interests of Longview Fibre, its shareholders, and its other constituencies.

This letter does not constitute or create any commitment, undertaking or other binding obligation or limitation on the part of any person in any respect. Only those obligations set forth in definitive agreements will be binding upon the parties.

We would be happy to answer any further questions about our proposal. Please direct any questions to David Brown or Kevin Padrick at Obsidian (503-542-8866 or 8870). Feel free to contact Philip Cavatoni at JPMorgan (312-541-3642) or Obsidian’s legal counsel, Chris Austin at Cleary Gottlieb Steen & Hamilton LLP (212-225-2434), to discuss our proposal.

Very truly yours,

OBSIDIAN FINANCE GROUP, LLC David W. Brown Senior Principal	THE CAMPBELL GROUP, LLC John S. Gilleland President

cc:	Kevin Guidotti
Andrew Bednar
Rodd Schreiber, Esq.

Obsidian Finance Group, LLC 10260 SW Greenburg Road, Suite 1150 Portland, Oregon 97223 503-245-8800	The Campbell Group, LLC One S.W. Columbia, Suite 1700 Portland, Oregon 97258 503-275-9675

April 10, 2006

Mr. Richard H. Wollenberg

Chairman, Chief Executive Officer and President

Longview Fibre Company

300 Fibre Way

Longview, Washington 98632

Dear Mr. Wollenberg:

More than a month has passed since your advisors asked us to keep a low profile pending a substantive decision by the board.  During that time we promptly responded to the request for supplemental information regarding our ability to complete the proposed all cash offer at $26 per share, we welcomed your press release disclosing that the board was reconsidering our offer, and we sat quietly in the audience at the Longview Fibre’s (the “Company”) annual meeting as two new directors were elected to the board.

Nonetheless, despite our repeated requests for a meeting among principals or at the very least some substantive discussion among advisors, we have not been given a response to the proposals we set forth in our letters dated March 20 and March 30, 2006, nor have we been presented with a path that is likely to lead to such discussions.

We presume that your new board members are quickly getting up to speed and reviewing all the materials we provided demonstrating our interest and ability to complete the proposed transaction.  The board's review can be accelerated by considering two additional letters we have attached.  The first letter is from The Campbell Group and confirms that 100% of the capital necessary to complete its portion of the transaction is in the form of equity and is signed and committed on a discretionary basis.  The potential that The Campbell Group would need to obtain financing in any amount has been eliminated.  The second letter is from Old Mutual Asset Management, an affiliate of The Campbell Group, and a highly respected multinational entity, that concludes that the all cash offer at $26 per share “should not be held up because of any uncertainty over the availability of capital.”

With your cooperation, due diligence can be completed in four weeks and the only remaining conditions (other than standard closing conditions) can be satisfied.  The only financing for the entire transaction would be arranged by JPMorgan, is discussed in the “highly confident” letter, represents less than 15% of the entire transaction, and would be committed at the conclusion of satisfactory due diligence.

The Company’s shareholders have been extremely and almost universally supportive of our offer and we owe them a substantive update.  The Company presumably feels the same pressure to respond in a meaningful way to its shareholders.  As we are sure you appreciate, the Company’s decision to not discuss our offer at the annual meeting has resulted in an increase in shareholder inquiries directed to us.

Please provide us with a substantive response to our offer by April 17, 2006.  We would consider either an invitation to promptly start diligence or a meeting among principals to define another acceptable path forward to be a positive substantive response.  In the event we do not receive a positive substantive response by April 17, 2006 we intend to inform the media and shareholders and to take other action that will give your shareholders an opportunity to show their support for our proposal.

This letter does not constitute or create any commitment, undertaking or other binding obligation or limitation on the part of any person in any respect. Only those obligations set forth in definitive agreements will be binding upon the parties.

We would be happy to answer any further questions about our proposal. Please direct any questions to David Brown or Kevin Padrick at Obsidian (503-542-8866 or 8870). Feel free to contact Philip Cavatoni at JPMorgan (312-541-3642) or Obsidian’s legal counsel, Chris Austin at Cleary Gottlieb Steen & Hamilton LLP (212-225-2434), to discuss our proposal.

Very truly yours,

OBSIDIAN FINANCE GROUP, LLC David W. Brown Senior Principal	THE CAMPBELL GROUP, LLC John S. Gilleland President

cc:	Board of Directors Kevin Guidotti Andrew Bednar Rodd Schreiber, Esq

April 7, 2006

Richard H. Wollenberg

Chairman, Chief Executive Officer and President

Longview Fibre Company

300 Fibre Way

Longview, Washington 98632

Dear Mr. Wollenberg:

The Campbell Group is pleased to confirm that through a single fund managed by The Campbell Group, it now has 100% of the capital necessary to complete its portion of the proposed transaction in the form of equity. This equity capital is signed and committed from the fund’s investors and The Campbell Group may invest this equity in the proposed transaction on a fully discretionary basis. Debt financing, in any amount, is no longer necessary to complete our portion of the proposed transaction.

Sincerely,

John S. Gilleland

President and Vice Chairman

The Campbell Group, LLC

cc:	Kevin Guidotti
Andrew Bednar
Rodd Schreiber, Esq.

April 7, 2006

Richard H. Wollenberg

Chairman, Chief Executive Officer and President

Longview Fibre Company

300 Fibre Way

Longview, Washington 98632

Dear Mr. Wollenberg,

Old Mutual has reviewed and can confirm that its affiliate, The Campbell Group, and Obsidian Finance, have the equity financing necessary to execute the proposed transaction at $26 per share, when combined with the debt financing referenced in the highly confident letter issued by JPMorgan. The only condition to their offer is that due diligence not disclose any unanticipated problems. This transaction should not be held up because of any uncertainty over the availability of capital.

Sincerely,

Dennis P. Chandler

Senior Vice President

cc:	Kevin Guidotti Andrew Bednar Rodd Schreiber, Esq. David Brown John Gilleland